FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December, 2002

Commission File Number: 0-28528

ALMADEN MINERALS LTD.
(Translation of registrant's name into English)

1103 - 750 West Pender Street
Vancouver, B.C.
Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.
(Registrant)

By: /s/Duane Poliquin
(Signature)

Date: December 18, 2002

ALMADEN MINERALS LTD.
1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE December 18, 2002
Trading Symbol: AMM -TSX
www.almadenminerals.com

Caballo Blanco Project Optioned to Comaplex Minerals Corp.

Almaden is pleased to announce that it has formed a joint-venture agreement with Comaplex Minerals Corp. (Comaplex) to explore the Caballo Blanco project in Veracruz state, Mexico. Under the terms of the agreement, Comaplex must keep the property in good standing and spend US$2,000,000 over four years in order to acquire a 60% interest. Comaplex is committed to spend US$250,000 in the first year of the joint venture.

Three distinct areas of alteration and mineralisation have been identified, known as the Central Grid Zone, Highway Zone and Northern Zone respectively. Most of the work to date has been carried out on the Central Grid and Highway zones, where two separate porphyry systems have been identified. Almaden carried out a drilling program in 1998 on the Central Grid Zone. This drilling intersected both porphyry-style copper-gold mineralisation and high-grade gold-silver mineralisation in veins apparently spatially peripheral to the porphyry system. In the Highway Zone, soil geochemistry, geologic mapping, and induced polarisation geophysical surveys have identified a separate porphyry copper-gold target. The Northern Zone is a large area of argillic alteration, within which preliminary prospecting and geochemical surveys have identified areas of elevated gold-copper-arsenic in silicified rock. Samples up to 11 grams/tonne have been taken in float boulders, and this area is thought to represent a large unexplored high-sulphidation gold system. In 2000 the property was optioned to Noranda Inc. who after drilling seven holes in 2001, which targeted copper mineralisation in the Central Grid and included two holes in the Highway zone, terminated their option on the property. While significant copper mineralisation was not identified in the Noranda drilling, widespread hydrothermal alteration and significant gold values were intersected.

Almaden is pleased to have Comaplex as a partner. The Caballo Blanco project represents a large area of alteration and mineralisation that is highly prospective for gold. Work by Comaplex will include a comprehensive geology based mapping and sampling program to best define targets for drilling.

Including this agreement, Almaden now has six active joint venture programs involving other companies exploring Almaden projects to earn an interest in them. In addition to these Almaden has an active regional joint venture program underway to explore for copper-gold deposits in Mexico with BHP Billiton. Almaden will continue to focus efforts on identifying, acquiring, developing and joint-venturing high quality exploration projects in North America.

ON BEHALF OF THE BOARD OF DIRECTORS
"Morgan Poliquin"
____________________
Morgan Poliquin, P. Eng.
Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.
Trading Symbol: AMM - TSX